Exhibit 99.1

press release

ArcelorMittal announces financial calendar for 2020

4 December 2019, 13:00 CET

ArcelorMittal today announces its financial calendar for 2020.

Earnings results announcements:

•	6 February 2020: Q4 and full year 2019

•	7 May 2020: Q1 2020

•	30 July 2020: Q2 and half year 2020

•	5 November 2020: Q3 2020

Annual General Meeting of Shareholders:

•	5 May 2020